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                                                                       EXHIBIT 3

INTERNATIONAL URANIUM CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNITED STATES DOLLARS) (UNAUDITED)

         1.       Basis of Preparation of Financial Statements

         These unaudited interim consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2002 annual report.

         These unaudited interim consolidated financial statements do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2002 annual report.

         2.       Restricted Investments

         Amounts represent cash and fixed income securities the Company has placed on deposit with the bonding company to secure its reclamation bonds (Note 4).

                                 March 31, 2003   September 30, 2002
                                 --------------   ------------------
Cash and cash equivalents        $      685,279   $        3,297,063
Fixed income securities              11,213,109            9,369,874
                                 --------------   ------------------
                                 $   11,898,388   $       12,666,937
                                 ==============   ==================


         3.       Other Asset

         On September 13, 1999 the Company entered into a uranium concentrates sale and put option agreement with a third party. On December 20, 2002, the third party exercised the put option. The Company negotiated a settlement and termination of the put option agreement with a payment of $280,000.

         4.       Provisions for Reclamation

         Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At March 31, 2003 and September 30, 2002, $12,320,983 was accrued for reclamation costs. The Company has posted bonds in the amount of $11,433,463 in favor of the United States Nuclear Regulatory Commission and the applicable state regulatory agencies as partial security for these liabilities and has deposited cash and fixed income securities on account of these obligations (Note 2).

         Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

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         5.       Urizon Joint Venture

         In November 2002, the Company entered into a joint venture agreement with Nuclear Fuel Services, Inc. to pursue the development of a new, long-term alternate feed program for the Company's White Mesa Mill. Under the agreement, a new company, Urizon Recovery Systems, LLC ("Urizon"), was formed and is owned 50% by each party.

         Pursuant to the Urizon operating agreement, each member must provide services as specified therein and charge Urizon for such services. Depending upon the type of services provided by the members, Urizon reimburses such services to the members either currently when charged or in the future out of available distributable cash after certain profit and funding conditions have been satisfied. The Company will account for its interest in the joint venture on a proportionate consolidation basis when the joint venture is further established.